Mail Stop 4561

December 13, 2006

Stephen A. Fowle
Executive Vice President and Chief Financial Officer
WSFS Financial Corporation
838 Market Street
Wilmington, Delaware 19899

> **Re:** **WSFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-16668**

Dear Mr. Fowle:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant